Transportation and Logistics Systems, Inc.

5500 Military Trail

Suite 22-357

Jupiter, FL 33458

February 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Transportation and Logistics Systems, Inc.
Registration Statement on Form S-1
Filed January 28, 2021
File No. 333-262408
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Transportation and Logistics Systems, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-262408), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Daylight Time on February 8, 2022, or as soon as practicable thereafter.

The Registrant hereby authorizes Michael H. Sproule, of Akabas & Sproule, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter also confirms that the Registrant is aware of its obligations under the Securities Act of 1933, as amended, in particular the obligation to properly disseminate the prospectus in advance of sales. No underwriter is involved in the selling of the securities to be registered under the subject Registration Statement.

This letter also informs the SEC that, as no underwriter is involved in the selling of the securities to be registered under the subject Registration Statement, no amount of compensation is planned to be allowed or paid to any underwriter and no arrangements exist between the Registrant or the selling shareholders and any underwriter or other broker dealer.

We request that we be notified of such effectiveness by a telephone call to Mr. Sproule at (212) 308-8505, or in his absence David E. Bamberger, of Akabas & Sproule, at (917) 562-5398.

Sincerely

/s/ Sebastian Giordano
Sebastian Giordano,
Chief Executive Officer